Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

2013	2012	2011	2010	2009
(thousands)
INCLUDING INTEREST ON DEPOSITS
Earnings
Income before income taxes and cumulative effect of change in accounting principle	$99,881	$103,646	$18,005	$(52,606)	$(30,716)
Plus:
Total Fixed Charges (See below)	52,668	49,989	70,305	90,159	117,359
Less:
Preferred stock dividend (1)	(24,462)	(10,788)	(14,069)	(14,922)	(17,666)
Total Earnings	$128,087	$142,847	$74,241	$22,631	$68,977

Fixed Charges
Total interest expense (2)	$24,694	$36,262	$53,646	$72,442	$97,119
Interest included in operating lease rental expense (3)	3,512	2,939	2,590	2,795	2,574
Preferred stock dividend (1)	24,462	10,788	14,069	14,922	17,666
Total Fixed Charges	$52,668	$49,989	$70,305	$90,159	$117,359

Ratio of Earnings to Fixed Charges	2.43	x	2.86	x	1.06	x	0.25	x	0.59	x

EXCLUDING INTEREST ON DEPOSITS
Earnings
Income before income taxes and cumulative effect of change in accounting principle	$99,881	$103,646	$18,005	$(52,606)	$(30,716)
Plus:
Total Fixed Charges excluding interest on deposits (see below)	37,170	30,889	41,158	45,873	48,195
Less:
Preferred stock dividend (1)	(24,462)	(10,788)	(14,069)	(14,922)	(17,666)
Total Earnings	$112,589	$123,747	$45,094	$(21,655)	$(187)

Fixed Charges
Total interest expense (2)	$24,694	$36,262	$53,646	$72,442	$97,119
Interest included in operating lease rental expense (3)	3,512	2,939	2,590	2,795	2,574
Preferred stock dividend (1)	24,462	10,788	14,069	14,922	17,666
Less: interest expense on deposits	(15,498)	(19,100)	(29,147)	(44,286)	(69,164)
Total Fixed Charges excluding interest expense on deposits	$37,170	$30,889	$41,158	$45,873	$48,195

Ratio of Earnings to Fixed Charges	3.03	x	4.01	x	1.10	x	(0.47	)x	(0.00)x

(1) The stock dividend amount has been grossed up to compute the pretax income equivalent assuming as estimated 35% tax rate.
(2) Interest expense includes cash interest expense on deposits and other debt and amortization of debt issuance costs.
(3) Calculation of interest included in operating lease rental expense is representative of the interest factor attributable to the lease payment.